 EXHIBIT 99.1

News for Immediate Release

Electrovaya Achieves UL2580 Certification for Over 400 Next-Generation Lithium-Ion Battery Models

 Latest battery systems feature enhanced performance and include 54Ah ceramic cell to be mass produced in Jamestown, NY

Passed the most stringent safety testing in the industry, including fire propagation testing

Further strengthens the Company’s leadership position in the market for industrial and heavy duty vehicles

Toronto, Ontario – July 10, 2025 –  Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it has successfully completed UL2580 certification for 448 distinct models of its latest generation 24V, 36V, and 48V lithium-ion battery systems. The certification includes battery systems composed of its current 47Ah cell in addition to its 54Ah cell which will be mass produced at its facility in Jamestown, New York in 2026. The next generation models feature improved charge rates, energy density, ergonomics and overall performance. Notably, the new models also provide the highest energy densities of batteries used in the material handling industry, providing an additional competitive advantage. These next generation battery systems will start being made available to customers this year.

The UL2580 certification involved some of the most stringent safety testing standards in the industry and included fire propagation testing, vibration, shock and short circuit testing amongst other destructive testing.

“This is an important milestone as we prepare to launch our next generation of products for one of our key industrial markets,” said Dr. Raj DasGupta, CEO of Electrovaya. “The UL2580 certification is one of the most trusted safety benchmarks in the battery industry and underscores the strength of the safety capabilities of our Infinity battery technology. The material handling industry represents a large portion of our revenue and with our significant advancements made for our next generation products, we expect to further strengthen our leadership position in the market.”

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding cell performance, cycle life, longevity, projected performance, extrapolated cycle life, energy density, relative performance compared to competitors, planned production in Jamestown New York, ability to start production in Jamestown in the expected timeframe, planned 54Ah lithium-ion ceramic cell in product lines in 2025 and 2026, use in commercial vehicle and energy storage applications, energy density, cell performance, safety, cost of ownership, life cycle cost, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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